SEC FILE NUMBER: 001-38644

CUSIP NUMBER: 74915J206

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: _______________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not applicable

PART I — REGISTRANT INFORMATION

Qutoutiao Inc.

Full Name of Registrant

Not applicable

Former Name if Applicable

Building No. 2, Shanghai Pudong Software Park, 519 Yi De Road, Pudong New Area

Address of Principal Executive Office (Street and Number)

Shanghai, 200124, People’s Republic of China

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

Qutoutiao Inc. (the “Registrant”) is unable to file its annual report on Form 20-F for the fiscal year ended December 31, 2023 (the “Form 20-F”) on or before the prescribed due date of April 30, 2024 without unreasonable effort or expense, because the Registrant needs additional time to prepare and review its consolidated financial statements as of and for the fiscal year ended December 31, 2023. The Registrant expects to file the Form 20-F as soon as reasonably practicable following the prescribed due date.

Forward-Looking Statements

This notification on Form 12b-25 contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about the Registrant’s beliefs, plans and expectations, are forward-looking statements, including statements regarding the estimated timing for the filing of the Registrant’s Form 20-F. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the ability of and the time needed for the Registrant to finalize and file its Form 20-F. Further information regarding these and other risks is included in the Registrant’s filings with the SEC. All information provided in this notification is as of the date of this notification, and the Registrant does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Bing Xu	+86-21	5889-0398
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates a significant decrease in net revenues for the fiscal year ended December 31, 2023, as compared to the fiscal year ended December 31, 2022, primarily due to macroeconomic downturn and customer advertising budget constraints. The Registrant is currently unable to quantify the anticipated changes in its results of operations due to ongoing efforts to finalize its financial statements for the year ended December 31, 2023.

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Qutoutiao Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 29, 2024	By:	/s/ Bing Xu
	Name:	Bing Xu
	Title:	Chief Executive Officer and Chief Financial Officer

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